Exhibit 99.2

Executive Compensation > Compensation Program Description

The percentages above are based on target Total ADC. ICP is included at the 2015 Baseline ICP Amount (defined on page 41). Stock options are included at the grant date value. The 2015 portion of the 2014-2015 Growth Plan award is included at target.

TARGET MIX OF TOTAL ANNUAL DIRECT COMPENSATION FOR THE CEO AND OTHER NEOS FOR 2015

Short-Term: Base Salary and Baseline ICP Amount

Long-Term: Stock options at grant date value, Growth Plan at annualized target value

DETAILS ON PROGRAM ELEMENTS AND RELATED 2015 COMPENSATION DECISIONS

Base Salary

Base salaries are determined based on scope of responsibility and years of experience, with reference to market data. In 2015, base salary was 8% of the CEO’s Total ADC and approximately 16% of Total ADC for the other NEOs. The CEO and two other NEOs did not receive an increase in base salary in 2015. Messrs. Mahoney and Szlosek received merit increases of 3.5% and 5%, respectively, based on the Committee’s assessment of performance and competitive market positioning.

Annual Incentive Compensation Plan (“ICP”)

Decisions by the Committee on each executive’s ICP payment are based on two fundamental factors: how well the Company performed and how well the individual executive performed. The table below describes the Committee’s step-by-step process in determining annual ICP payments.

Process for Determining Annual ICP Award:

STEP 1 Set ICP Goals	At the beginning of each year, the Committee sets specific annual financial objectives (“Pre-Established ICP Goals”) consistent with our annual operating plan and external guidance that reflects then-current assumptions regarding macro-economic and key end-market conditions. Goals are established at the Total Honeywell level and for each SBG. For 2015, the three Pre-Established ICP Goals at the total Honeywell level, and how we performed against those goals, are described below.

STEP 2 Determine Funding Cap	At the end of the year, the Committee reviews our consolidated earnings performance for the year and determines, in accordance with the ICP rules, the maximum aggregate amount of ICP awards that can be paid to all senior executive employees, including the NEOs. This amount must be less than 2% of the Company’s consolidated earnings (“Funding Cap”). Consolidated earnings excludes unusual or infrequently occurring events or transactions, the effects of extraordinary items, gain or loss on the disposal of a business segment, the effects of changes in accounting principles and the effects of any annual pension mark-to-market adjustment that recognizes net actuarial gains and losses outside the corridor (calculated as 10% of the greater of plan assets or projected benefit obligation).

40 |	Proxy and Notice of Annual Meeting of Shareowners | 2016

Executive Compensation > Compensation Program Description

STEP 3 Evaluate Performance and Approve Overall ICP Pool Funding	The Committee then conducts their review of annual performance, looking first at current year results against the Pre-Established ICP Goals, and then reviewing how well the Company and the SBGs performed against their primary goals and other key performance measures, in each case relative to the prior performance year. To ensure that executives are not unduly rewarded or punished for factors outside of their control, the Committee will also consider certain additional factors (“Supplemental Criteria”), such as macroeconomic conditions and performance relative to peers, which are described in more detail below. Based on this assessment, the Committee will determine the performance variance (“V”) for each business unit, which represented the Committee’s overall assessment of performance relative to the prior year. The “V” is applied to the prior year actual ICP awards paid to continuing executives or initial target award for first year executives (the “Baseline ICP Amounts”). Aggregate funding pools are determined on a bottoms-up basis by applying the “V” for each business unit to the Baseline ICP Amounts for each executive eligible for an ICP award.

STEP 4 Determine and Approve Individual ICP Awards	Their Baseline ICP Amount is the starting point for determining an individual executive’s annual ICP award. Within the approved ICP pools, individual ICP awards are further differentiated based on an assessment of individual performance and demonstrated characteristics of leadership that influence long-term shareholder value creation. Each executive also has a notional ICP target which is expressed as a percentage of base salary. The maximum annual ICP award that an executive can receive as a percentage of base salary is capped at 200% of their notional ICP target. The Committee is responsible for determining award amounts for all Officers of the Company and proposing an award for the CEO to the full Board. The independent members of the full Board determines and approves the ICP award for the CEO.

 Pre-Established ICP Goals are based on the following metrics:

Metric	Why Chosen?

Earnings Per Share (“EPS”)(1)	Viewed as the most important measure of near-term profitability that has a direct impact on stock price and shareowner value creation. Given the most weight when assessing annual performance and determining year-over-year improvement.

Free Cash Flow (“FCF”)(2)	Reflects quality of earnings and incremental cash generated from operations that may be reinvested in our businesses, used to make acquisitions, or returned to shareowners in the form of dividends or share repurchases.

Working Capital Turns (“WCT”)(3)	Used to challenge the businesses to improve efficiency of processes they control within their business operations – whether it be inventory control or more effective management of cash and credit.
(1)	Excludes pension mark-to-market adjustment.
(2)	Operating cash flow less capital expenditures.
(3)	Defined as sales divided by working capital, which is trade accounts receivable plus inventory less accounts payable and customer advances.

Metrics shown are at the total Honeywell level. Each SBG also has corresponding objectives, with net income being used in lieu of EPS. Unusual, infrequently occurring items, extraordinary items, the effect of changes in accounting methods and any pension mark-to-market adjustment are excluded in determining achievement of total Honeywell and SBG objectives.

While performance versus the Pre-Established goals is the principal consideration, the Committee believes that over-reliance on a narrow set of fixed financial metrics and strict formulaic weighting among the Pre-Established ICP Goals in the determination of annual ICP awards is not in the best interest of shareowners, because it may result in short-term decisions intended to maximize ICP payments to the detriment of long-term shareholder value creation. Therefore, in addition to the Pre-Established ICP Goals, the Committee also reviews performance against the Supplemental Criteria.

Here we summarize the factors that determine each individual NEO’s ICP award.

2016 | Proxy and Notice of Annual Meeting of Shareowners	| 41

Executive Compensation > Compensation Program Description

FACTORS CONSIDERED IN DETERMINING ACTUAL ICP AWARDS

2015 Pre-Established ICP Goals: Performance Targets and Results

This table sets forth the 2015 Pre-Established ICP Goals and shows performance against these goals as well as relative to prior year actual results.

Metric	2014 Actual	2015 ICP Goal	Basis for 2015 Goal	2015 Actual Performance	2015 Performance Comments
EPS(1)	$5.56	$6.05	The 2015 Target represented the midpoint of the initial guidance range provided to investors in December 2014.	$6.10	Actual 2015 performance exceeded the ICP goal. Represented a 10% increase over 2014 Actual EPS and a new record-level of performance for the Company.
Free Cash Flow(2)	$3.93 billion	$4.25 billion	The 2015 Target represented the midpoint of the initial guidance range provided to investors in December 2014.	$4.38 billion	Actual 2015 performance exceeded the ICP goal. Represented an 11% increase over 2014 Actual FCF, reflecting continued strong quality of earnings and effective cash management.
Working Capital Turns (“WCT”)(3)	7.0 turns	7.2 turns	Target was set to challenge business unit executives to improve the efficiency of operations to an extent believed necessary to achieve our Free Cash Flow goal.	6.6 turns	2015 performance was lower than the ICP goal. Represented -.4 turns change versus 2014, as the continued slow macro environment impacted the inventory component of WCT in ways that were outside the Company’s control. The Committee decided to underweight this goal after considering Honeywell’s outstanding free cash flow performance, which is closely linked to WCT. The Committee also considered data demonstrating that Honeywell is already performing at high levels relative peers on WCT. To emphasize FCF and EPS as the primary focus for ICP at the total Honeywell level, the Committee has removed WCT as a Pre-Established ICP Goal beginning in 2016, but will continue to drive improved WCT performance at the SBG level.

(1)	EPS, V% exclude pension mark-to-market adjustment.

(2)	Cash flow from operations less capital expenditures.

(3)	Sales divided by working capital, which is trade accounts receivable plus inventory less accounts payable and customer advances.

42 |	Proxy and Notice of Annual Meeting of Shareowners | 2016

Executive Compensation > Compensation Program Description

Assessment of Supplemental Criteria

In addition to the Company’s performance versus the Pre-Established ICP Goals described above, the Committee also considered the following Supplemental Criteria in determining 2015 ICP award pools:

Strong and Sustained Operational Performance:

•	Sixth consecutive year of double-digit earnings growth;

•	1% core organic sales growth in difficult environment, driven by new product introductions, geographic expansion and commercial excellence;

•	Strong free cash flow including $1.1 billion of high-return capital expenditures;

•	8% segment profit improvement and 9% net income* improvement versus 2014;

•	Deployed approximately $6 billion for acquisitions; and

•	Continued high growth region penetration.

Relative Performance:

•	Operational outperformance against both our Compensation Peer Group and Multi-industry Peer Group on key financial metrics (see page 33); and

•	The performance of the SBGs relative to each other and prior year (impacts internal differentiation).

Impact of Macroeconomic Factors:

•	Slow growth environment;

•	Top-line impact of lower oil prices; and

•	Strong U.S. dollar.

2015 Individual NEO Performance Assessments

In determining the ICP awards for each NEO, the Committee also considered 2015 individual performance and accomplishments. For Mr. Cote’s individual performance and accomplishments, see the narrative below the CEO Performance & Compensation Table previously shown on page 30 of this Compensation Discussion and Analysis. Individual performance and accomplishments for the other NEOs are listed below.

Mr. Szlosek

•	Drove cost reduction initiatives across all three SBGs which significantly contributed to Honeywell’s earnings per share* (EPS) growth and achievement of free cash flow target.

•	Managed the execution of our balanced, disciplined capital deployment strategy through which we repurchased $1.9 billion of our shares, increased our quarterly dividend by 15%, and deployed approximately $6 billion of capital for acquisitions.

•	Drove sustainable productivity improvements through the funding of over $160 million of new restructuring projects that are expected to generate incremental pre-tax savings of $175 to $200 million year over year.

•	Led the functional transformation of the finance organization and successfully oversaw the transition to our new independent accountants, Deloitte & Touche LLP.

•	Strengthened our relationship with shareowners and the investor community by leading our investor relations activities and effectively communicating with investors the actions being taken by Honeywell to create long-term shareowner value.

Mr. Fradin

•	Led the development and implementation of our M&A strategy and execution that resulted in five announced transactions in 2015 in which we will deploy approximately $6 billion of capital, including the $5 billion acquisition of Elster, our largest acquisition since 1999. Also coached and oversaw activities of all the acquisition integration teams.

•	Drove the development of the Company’s global Critical Infrastructure Protection business resulting in numerous project wins.

•	Worked closely with business leadership in several key business units to develop new products, capabilities or services to drive revenue growth. Highlights include growth projects in our Business and General Aviation, Transportation Systems and Defense and Space business units within the Aerospace SBG, as well as the development of our successful Indoor Air Quality business in China.

•	Contributed to several initiatives to broaden and expand our shareowner base by developing relationships with potential shareowners who have not traditionally invested in Honeywell.

•	Helped grow revenues in High Growth Regions by using his broad network of business relationships and deep knowledge of Honeywell capabilities to win key sales pursuits.

*	EPS, V% exclude pension mark-to-market adjustment.

2016 | Proxy and Notice of Annual Meeting of Shareowners	| 43

Executive Compensation > Compensation Program Description

Mr. Mahoney

•	Successfully contracted to produce the new HTF7000-series business aviation turbofan engine with Textron Aviation for their forthcoming Cessna Longitude business jet. Honeywell’s HTF7000 family now powers four of five aircraft in the Super-Midsize business jet segment.

•	Expanded Aviation Services product offerings and applications, including goDirect flight planning, goFuel fuel planning, Weather Information Service global aviation weather, and connectivity data services and airtime. The new Weather Information Service has been adopted by Airbus as the “Weather on Board for FlySmart” suite made available to its airline customers and projected to save up to $30,000 per aircraft, per year.

•	Played a key role in the entry into service of the all new Airbus A350XWB airplanes, in what is the largest contract ever awarded to a single supplier on any Airbus aircraft, spanning avionics and mechanical systems.

•	Reached agreements with Lufthansa and Singapore Airlines to install Honeywell’s GX Aviation system for their global wi-fi hardware solution.

•	Successfully positioned Honeywell’s Ground Based Augmentation System and SmartPath product with the Civil Aviation Administration of China as a key foundational element in their modernization of China’s Air Traffic Management system.

•	Achieved numerous cockpit upgrade wins at major airlines, including India-based Indigo Airlines, Virgin Atlantic, Sun Express and Southwest Airlines.

Mr. Kramvis

•	Led the development and deployment of HOS Gold across our 64 HOS Gold Business Enterprises (GBEs). Mr. Kramvis was instrumental in creating the HOS Gold methodology and operating metrics as well as coaching and training each of the General Managers who lead the 64 GBEs.

•	Reviewed, established and guided revenue growth initiatives and programs across all 64 GBEs. These initiatives are at the core of Honeywell’s intentions to deliver on its commitments of revenue and EPS growth.

•	Streamlined and implemented our software development and technology strategy by defining the underlying architecture to effect device-to-cloud connectivity to enable new digital commercial offerings, including new analytics and software products and new business models such as Software as a Service.

•	Overhauled the Company’s sales and marketing structure to enhance product, channel, customer and end-market coverage and introduced Honeywell-wide new methods, programs and training for effective sales force deployment.

•	Helped grow revenues in High Growth Regions by using his broad network of business relationships and deep knowledge of Honeywell capabilities to win key sales pursuits. For example, Mr. Kramvis was instrumental in helping our UOP business unit to win a contract to upgrade PetroVietnam’s Camau Gas Processing Plant for over $75 million.

•	Expanded our shareowner base, particularly in Europe and Asia, by developing relationships with non-U.S. fund managers, investors and sovereign wealth funds who have not traditionally invested in Honeywell or other U.S. multi-industrial equities.

Approved ICP Awards to the CEO and Other NEOs

Based on their assessment of 2015 performance against the Pre-Established ICP Goals and Supplemental Criteria, as well as their assessment of individual performance, the Committee and the independent members of the Board in the case of the CEO, approved 2015 ICP payments to the NEOs as follows:

	Baseline ICP Amount	Business Financial Results “V”(1)	Preliminary 2015 ICP Award	Adjustment Based on Individual Assessment(2)	Actual 2015 ICP Award (rounded)
Mr. Cote	$5,500,000	+4%	$5,720,000	0%	$5,700,000
Mr. Szlosek	$700,000	+4%	$728,000	17%	$850,000
Mr. Fradin	$1,200,000	+4%	$1,248,000	4%	$1,300,000
Mr. Mahoney	$800,000	+4%	$832,000	8%	$900,000
Mr. Kramvis	$950,000	+4%	$988,000	6%	$1,050,000

(1)	Based on assessment of business unit performance against Pre-Established ICP Goals and Supplemental Criteria.

(2)	Based on assessment of individual performance and impact.

44 |	Proxy and Notice of Annual Meeting of Shareowners | 2016

Executive Compensation > Compensation Program Description

Other NEOs: For each of the other NEOs, the Committee considered the executive officer’s performance in 2014, his impact on overall Company performance and his potential to contribute to the future performance of the Company. In addition, the Committee considered the amount of vested and unvested equity each executive holds, the grant date fair value of the proposed award compared to prior years, the annualized value of the 2015 portion of the 2014-2015 Growth Plan award, and the value of similar incentive awards to comparable named executive officers at Compensation Peer Group companies.

Based on these considerations, in February 2015, the Committee granted annual stock options to each of the other NEOs as follows:

	# Options	Grant Date Value*
Mr. Szlosek	125,000	$2,153,750
Mr. Fradin	180,000	$3,101,400
Mr. Mahoney	175,000	$3,015,250
Mr. Kramvis	165,000	$2,842,950

*	Stock Options vest over four years. Value determined based on a Black-Scholes value of $17.23 per option.

Messrs. Fradin and Mahoney received the same number of stock options as was granted to them in 2014. Messrs. Szlosek and Kramvis received a larger number of stock options (25% and 20%, respectively) in 2015 in connection with promotions effective after their 2014 grants.

Growth Plan

The Growth Plan provides performance-contingent, cash-based, longer-term incentive awards to focus executives on achievement of objective, two-year financial metrics that are aligned with the relevant Long-Term Targets then in effect (i.e., our 2018 Long-Term Targets). The operational focus of the Growth Plan adds balance to our executive compensation program and is intended to complement stock options, which reward stock price appreciation. For the NEOs, the Growth Plan represents approximately one-third of their target total annual LTI opportunity.

Here is more detail on how the Growth Plan works:

•	Performance targets for each metric (detailed below) are set by the Committee at the beginning of the two-year performance cycle. Metrics are established at the total company level (“Total HON”) and for each SBG. Performance cycles do not overlap, so performance targets are established every other year.

•	Growth Plan Units (GPUs) are awarded to each NEO, at the same time GPU awards are made to other executives, in February of the first year of each two-year performance cycle (e.g., 2014 for the 2014-2015 cycle). The number of GPUs is based on the target value of the Growth Plan component of compensation for each executive for the full two-year performance cycle, as determined by the Committee. For defining annual compensation, the Committed attributes 50% of the value of the GPUs to each year in the performance cycle.

•	At the end of the two-year performance cycle, Growth Plan payouts are determined on a purely formulaic basis. Each GPU has a target value of $100 ($50 when annualized), with performance metrics weighted equally in determining final payout. For each performance metric, a required minimum level of achievement (i.e., threshold) must be attained before the plan will fund for that particular goal.

•	Plan payouts are capped at 200% of target (i.e., $200 for each GPU) to the extent plan maximums are met or exceeded.

•	For SBG executives, 50% of their 2014-2015 performance cycle payout will be based on achievement of Total HON metrics, and the remaining 50% will be based on achievement of corresponding objectives for their respective SBG. For Corporate executives, including the CEO, payouts are based solely on the achievement of total Total HON level metrics.

The Committee believes that a two-year performance cycle is appropriate as it provides the necessary line of sight to set realistic stretch targets aligned with our longer-term objectives. Non-overlapping cycles avoid the potential confusion associated with different targets on the same metric in the same year. We communicate quarterly with our executives on progress towards achieving the GPU targets, and the two-year time frame provides sufficient time for business units to develop and execute business plans to accelerate performance and put us in a better position to achieve the targets.

Because GPU payments are paid out 50% in each of the two years following the completion of a two-year performance cycle, the Growth Plan structure helps with retention since executives must remain with the Company for 14 months following the performance cycle to receive their full payout. Hence, the full cycle of each Growth Plan Unit, including the 2014-2015 grant, is 38 months (i.e., from the beginning of the performance cycle to the time the final payment is made). The chart below displays the duration of the full 2014-2015 Growth Plan cycle, and the timing of when payments are made.

46 |	Proxy and Notice of Annual Meeting of Shareowners | 2016

Executive Compensation > Compensation Program Description

GROWTH PLAN PERFORMANCE & PAYOUT CYCLE

The 2014-2015 Growth Plan: Performance Goals and Full Cycle Results

The 2014-2015 Growth Plan metrics and weighting are described below.

Total Revenue (1/3 weight)	•	Revenue goal (two-year total) was set above the Company’s annual operating plan for 2014 and strategic plan targets for 2015.
	•	Directly aligned with the 2018 Long-Term Targets announced in March 2014.
	•	Reflects aggressive growth rates for the SBGs based on projections of growth in our end markets and assumed macroeconomic conditions consistent with strategic plans.
	•	Excludes the impact of acquisitions and divestitures.
	•	Results not adjusted for foreign currency changes over the cycle.

ROI Expansion (1/3 weight)	•	ROI goal was set based on the two-year revenue targets and the projected income using 2014 annual operating plan and historical rates of incremental sales conversion of income for 2015.
	•	Net investment values were projected taking into account anticipated working capital improvements over the two-year period.
	•	Results not adjusted for foreign currency changes over the cycle.

Segment Margin Expansion (1/3 weight)	•	Focuses executives on driving continued operational improvements directly aligned with our 2018 Long-Term Targets.
	•	Segment margin expansion goal was set to achieve the mid-point of the range needed to attain our 2018 segment margin expansion target.

Threshold funding requirement: No awards are funded unless the compound annual growth rate in EPS (excluding any pension mark-to-market adjustment) for the 2014-2015 period is at least 1.25%.

2014-2015 Growth Plan — Discussion on Rigor of Goals, Analysis and Results

The Committee sets Growth Plan goals at challenging levels that are consistent with the Company’s Long-Term Targets and growth strategies and considers macroeconomic business conditions.

The Total Sales target for the 2014-2015 Growth Plan performance cycle — set at a 3.9% CAGR over two years — was a stretch goal given the continued slow growth environment and represented a target that was 1.6 times the actual sales growth performance delivered in the prior cycle. In the prior 2012-2013 cycle, we had set a high Total Sales target goal (CAGR of 5.6%) and, due to contracting economic growth, were not paid on that metric despite achieving a two-year sales growth CAGR of 2.4% over the period. Given the anticipated continuation of the slow growth environment, it would not have been appropriate to use the 2012-2013 cycle goal as the baseline for the 2014-2015 cycle.

Actual Total Sales performance for the 2014-2015 cycle came in at threshold — a 50% payout on that metric — which was still above the median of our Compensation Peer Group and Multi-Industry Peer Group. Performance was also impacted by the strengthening of the dollar over the performance period, as no adjustment is made under the Growth Plan for changes in foreign currency rates over the cycle.

With respect to the Growth Plan Segment Margin and ROI goals, it is important to note that both of these are EXPANSION goals, not simple targets, so the 2014-2015 targets were building on the improved margins and investment returns delivered in the prior cycle, which are already quite attractive relative to our peers.

The Committee set the 2014-2015 Segment Margin Expansion goal to be aligned with the Company’s 2018 Long-Term Targets communicated to investors in 2014 and at a level expected to generate a level of segment profit dollar improvement similar to the last cycle. Actual performance reflected the impact of management’s strong operational execution — increasing margins by 220 bps over the cycle — a level of improvement, it should be noted, that would have exceeded plan maximum under the prior cycle payout scale as well.

Finally, the 2014-2015 ROI target of 22.8% represented two-year expansion of 120 bps, which was more aggressive than the goal set in the prior cycle due to anticipated differences in strategic plan spending requirements over the cycles. Actual ROI expansion exceeded the goal by 2x and earned a maximum payout on this metric.

As a discussion point during our outreach in 2015, we specifically reviewed the 2014-2015 Growth Plan performance metrics and goals with our top shareowners and received positive feedback regarding the rigor of the goals and the alignment with Honeywell’s Long-Term Targets.

2016 | Proxy and Notice of Annual Meeting of Shareowners	| 47

Executive Compensation > Compensation Program Description

Growth Plan — Performance Payout Ranges and Results

The following table presents the performance goals that were set for the 2014-2015 Growth Plan cycle, and how the Company performed against those goals at the Total HON level:

2014—2015 GROWTH PLAN GOALS AND ACTUAL PERFORMANCE (TOTAL HON)

Payout Range
200% (Maximum)
Actual: 150%
Target: 100%
50% (Threshold)
Total Payout: 150%
Total Revenue[1]
2-year total ($billions)
$85.63 (+6.3% CAGR)
Target: $82.74
(+3.9% CAGR)
$79.84 (+1.5% CAGR)
Actual: $79.88
(+1.5% CAGR)
Payout: 51%
1/3 weight
Segment Margin Expansion[2]
2-year change
Actual: 18.5%
(+220 bps)
17.8% (+150 bps)
Target: 17.3%
(+100 bps)
16.8% (+50 bps)
Payout: 200%
1/3 weight
ROI Expansion[3]
2-year change
Actual: 24.0%
(+240 bps)
23.8% (+220 bps)
Target: 22.8%
(+120 bps)
22.3% (+70 bps)
Payout: 200%
1/3 weight

PERFORMANCE CYCLE RECAP:	+1.5% Revenue Growth CAGR (Above Threshold)
+220 bps of Margin Expansion (Above Goal Maximum)
+240 bps of ROI Expansion (Above Goal Maximum)

Executives (including the CEO) who work in Corporate, have their Growth Plan award paid based on the Total HON payout percentage (i.e., 150%). For Executives working in a particular SBG, 50% of their earned Growth Plan amount is based on Total HON performance and 50% is based on the performance of their SBG. Calculated payouts for each SBG based on this methodology were: Aerospace 149%, ACS 153%, PMT 141%, and TS 142%. The aggregate payout percentage for all participating employees was 149%.

Executives who work for more than one business unit during the cycle have their award prorated based on time spent in each business unit.

(1)	Total Revenue is cumulative 2-year total revenue for 2014 and 2015, excluding the impact of acquisitions and divestitures.

(2)	Segment Margin Expansion represents the change in 2015 total company segment margins from the base year of 2013. The segment margin calculation excludes the impact of acquisitions and divestitures during the performance cycle.

(3)	ROI is defined as the ratio of net income before interest expense to cash employed in the Company’s businesses. ROI is a measure of the Company’s ability to convert investments such as inventory, property, plant and equipment into profits. The ROI calculation excludes the impact of acquisitions and divestitures during the performance cycle and pension income/expense. The Growth Plan ROI Expansion goal measures the change in 2015 total company ROI from the base year of 2013.

48 |	Proxy and Notice of Annual Meeting of Shareowners | 2016

Executive Compensation > Compensation Program Description

Performance Relative to Peers over Growth Plan Performance Cycle

To provide additional context, the following table reflects our relative outperformance vs. peers over the two-year 2014-2015 fiscal period, which corresponds with the measurement period for the 2014-2015 Growth Plan. As noted on page 33, the Committee assesses Honeywell's relative financial performance against our 14 company Compensation Peer Group and the Multi-Industry Peer Group. This assessment is done using certain non-GAAP financial information that both Honeywell and each peer company utilizes in its financial disclosure and investor presentations. For Honeywell, we exclude the pension mark-to-market adjustment from Net Income and EPS. With regard to the peer group medians, each peer company adjusts its GAAP financial results for net income and EPS in a different manner and their presentation of this non-GAAP information is subject to change from time to time. Even though each peer company's non-GAAP adjustments are slightly different, the Committee believes it is important to review the same type of financial information that our investors use in making investment decisions and that Wall Street research analysts use when comparing and contrasting us to our peers and making investment recommendations.

Growth Relative To Peers Over 2014-2015 Growth Plan Cycle	Relative Outperformance on Other Key Metrics over the 2014-2015 Growth Plan Cycle

Note: The foregoing table reflects fiscal year 2014 and 2015 performance. Also, see narrative section above for description of the pension mark-to-market adjustment to Honeywell's Net Income and EPS and the use of certain non-GAAP financial information in determining the median performance of both our Compensation Peer Group and Multi-Industry Peer Group for EPS and Net Income.

2014-2015 Growth Plan: NEO Earned Awards for 2015

The following table presents the number of GPUs granted to each NEO in February 2014 for 2014-2015 along with their annualized (a) target award value and (b) actual earned award value at the conclusion of the two-year performance cycle.

			Annualized
	# of GPUs		Growth						Earned
	Awarded for		Plan Unit						Award
	2014-2015		Value at		Annualized		Earned		Value
	Performance		Target		Target Award		Pay Out		Attributable
	Cycle	x	($100/2)*	=	Value	x	Percentage	=	to 2015**
Mr. Cote	95,000		$50		$4,750,000		150%		$7,125,000
Mr. Szlosek	20,000		$50		$1,000,000		150%		$1,500,000
Mr. Fradin	27,500		$50		$1,375,000		150.4%(a)		$2,068,000
Mr. Mahoney	25,000		$50		$1,250,000		149%		$1,862,500
Mr. Kramvis	20,000		$50		$1,000,000		148.8%(a)		$1,488,000

*	Represents value of one GPU for the two-year cycle shown on an annualized basis (i.e., $100 unit value divided by 2) to recognize non-overlapping performance cycles.

**	Consistent with how the Committee assigns value when planning NEO compensation, which considers the Growth Plan as being earned 50% in the first year of the performance cycle (2014) and 50% in the second year of the performance cycle (2015).

(a)	Awards to Messrs. Fradin and Kramvis were determined on a prorated based on the amount of time they worked in ACS or PMT, respectively, and the amount of time they worked in Corporate, over the course of the two-year performance cycle.

2016 | Proxy and Notice of Annual Meeting of Shareowners	| 49

Executive Compensation > Compensation Program Description

Note on annualized award values vs. amounts reflected on the Summary Compensation Table for 2015:

SEC reporting rules require that the full amount of the Growth Plan award for the two-year cycle be reflected in the Summary Compensation Table as Non-Equity Incentive Compensation in the second year of the performance cycle, regardless of the length of the related performance period or the timing of when the related payments are made (in this case, in 2016 and 2017).

As a result, the Summary Compensation Table included in this proxy statement shows the full value of the earned award for the 2014-2015 performance cycle as being earned in 2015. This is inconsistent with the Committee’s view when planning NEO compensation and setting the Growth Plan targets, which considers the Growth Plan as being earned 50% in the first year of the performance cycle (2014) and 50% in the second year of the cycle (2015). Performance cycles do not overlap.

50 |	Proxy and Notice of Annual Meeting of Shareowners | 2016

Executive Compensation > Honeywell Supplemental Savings Plan

(2)	The following table details the extent to which amounts reported in the contributions and earnings columns are reported in the Summary Compensation Table and amounts reported in the aggregate balance column were reported in the Summary Compensation Table for previous years. In the table above, for the SS Plan, the “Aggregate earnings in last FY” column includes interest credits and changes in the value of the Company Common Stock fund. The value of the Company Common Stock fund increases or decreases in accordance with the Company’s stock price and the reinvestment of dividends. In the table above, for the deferred RSUs, the “Aggregate earnings in last FY” column includes dividend equivalent credits and any increase (or decrease) in the Company’s stock price.

Named Executive Officer	Executive Contributions in SCT	Registrant Contributions in SCT	Earnings in SCT	Portion of Aggregate Balance Included in Prior SCTs
David M. Cote	$133,200	$99,900	$654,595	$39,324,191
Thomas A. Szlosek	$255,595	$36,244	$47,737	$92,769
Roger Fradin	$66,000	$49,500	$189,181	$7,567,802
Timothy O. Mahoney	$281,462	$40,336	$92,706	$5,603,626
Andreas C. Kramvis	$50,000	$37,500	$103,460	$9,035,516

Honeywell Supplemental Savings Plan

The Supplemental Savings Plan allows Honeywell executives, including the Named Executive Officers, to defer the portion of their annual base salary that cannot be contributed to the Company’s tax-qualified 401(k) plan due to the annual deferral and compensation limits imposed by the Internal Revenue Code and/or up to an additional 25% of base annual salary for the plan year.

After one year of service, and to the extent amounts have not already been matched on a similar basis under the Company’s 401(k) plan, Honeywell matched for deferrals posted to the SS Plan at the rate of 37.5% on the first 8% of eligible pay deferred for the first five years of match participation, and 75.0% on the first 8% of eligible pay deferred thereafter. Matching contributions are always vested.

Interest Rate. Participant deferrals for the 2005 plan year and later are credited with a rate of interest, compounded daily, based on the Company’s 15-year cost of borrowing. The rate is subject to change annually, and for 2015, this rate was 3.66%. For 2016, this rate has been set at 3.64%. Participant deferrals for the 2004 plan year and earlier are credited with a rate of interest, compounded daily, that was set by the Committee before the beginning of each plan year and is fixed until the deferral is distributed. Prior to the 2005 plan year, the Committee would set the rate at an above-market rate to retain executives. Above-market interest credited on SS Plan deferrals and reflected in the Summary Compensation Table on page 56 includes the difference between market interest rates determined by SEC rules and the interest credited under the SS Plan. Matching contributions are treated as invested in Common Stock. Dividends are treated as reinvested in additional shares of Common Stock.

Distribution. Amounts deferred for the 2005 plan year and later will be distributed in a lump sum in January of the year following the termination of the participant’s active employment. For the 2006 plan year and later, a participant can elect to receive up to ten installments in lieu of the lump sum payment, which election will take effect only if the participant terminates employment after reaching age 55 with ten years of service.

Except in hardship circumstances, amounts deferred for the 2004 plan year and earlier will be distributed either in January of any subsequent year or in January of the year following termination of employment, as elected by the participant. The participant can elect to receive distributions in a lump sum or up to 15 annual installments.

Participant deferrals to the SS Plan are distributed in cash only. Matching contributions are distributed in shares of Common Stock.

Amounts deferred for the 2005 plan year and later cannot be withdrawn before the distribution date for any reason. Amounts deferred for the 2004 plan year and earlier may be withdrawn before the distribution date if a hardship exists or the participant requests an immediate withdrawal subject to a penalty of 6%.

66 |	Proxy and Notice of Annual Meeting of Shareowners | 2016